Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE RESULTS FOR THE FIRST QUARTER 2017

May 3, 2017

Investor Relations

phone: +49 6172 609 2525

fax: +49 6172 609 2301

email: ir@fmc-ag.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development	page 6
Key metrics	page 7
Quality data	page 8
Reconciliation	page 9
Reconciliation one time PY	page 10
Remarks	page 11

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

Statement of earnings

	Three months ended March 31			Change
in € million, except share data, unaudited	2017	2016	Change	at cc

Health Care Services	3,769	3,199	17.8%	13.8%
Health Care Products	779	717	8.5%	5.8%
Total revenue	4,548	3,916	16.1%	12.4%

Costs of revenue	2,956	2,622	12.8%	8.9%
Gross profit	1,592	1,294	22.9%	19.4%
Selling, general and administrative	924	780	18.3%	14.7%
Research and development	32	34	-6.6%	-8.1%
Income from equity method investees	(15)	(17)	-11.7%	-11.8%
Operating income (EBIT)	651	497	31.1%	27.6%

Interest income	(29)	(10)	185.3%	186.7%
Interest expense	121	106	15.0%	12.7%
Interest expense, net	92	96	-2.9%	-5.6%
Income before taxes	559	401	39.2%	35.5%
Income tax expense	182	126	44.2%	40.5%
Net income	377	275	36.8%	33.3%
Less: Net income attributable to noncontrolling interests	69	62	10.4%	6.7%
Net income attributable to shareholders of FMC AG & Co. KGaA	308	213	44.6%	41.0%

Operating income (EBIT)	651	497	31.1%	27.6%
Depreciation and amortization	190	165	14.9%	11.3%
EBITDA	841	662	27.0%	23.5%
EBITDA margin	18.5%	16.9%

Weighted average number of shares	306,241,321	305,325,185

Basic earnings per share	€ 1.01	€ 0.70	44.1%	40.6%
Basic earnings per ADS	€ 0.50	€ 0.35	44.1%	40.6%

In percent of revenue
Costs of revenue	65.0%	66.9%
Gross profit	35.0%	33.1%
Operating income (EBIT)	14.3%	12.7%
Net income attributable to shareholders of FMC AG & Co. KGaA	6.8%	5.4%

Segment information

	Three months ended March 31				Change
unaudited	2017		2016	Change	at cc

Total
Revenue in € million	4,548		3,916	16.1%	12.4%
Operating income (EBIT) in € million	651		497	31.1%	27.6%
Operating income margin in %	14.3%		12.7%
Delivered EBIT in € million	582		435	34.0%	30.6%
Days sales outstanding (DSO)	73		74
Employees (full-time equivalents)	110,530		104,687

North America
Revenue in € million	3,375		2,862	17.9%	13.9%
Operating income (EBIT) in € million	526		402	30.9%	26.6%
Operating income margin in %	15.6%		14.0%
Delivered EBIT in € million	459		342	34.5%	30.2%
Days sales outstanding (DSO)	60		60

U.S.
Revenue per dialysis treatment in US$	356	1)	348	2.2%	n.a.
Cost per dialysis treatment in US$	290		281	2.9%	n.a.

EMEA
Revenue in € million	614		572	7.2%	6.4%
Operating income (EBIT) in € million	114		118	-3.0%	-1.9%
Operating income margin in %	18.7%		20.6%
Delivered EBIT in € million	114		117	-3.2%	-2.1%
Days sales outstanding (DSO)	102		104

Asia-Pacific
Revenue in € million	378		340	11.1%	6.9%
Operating income (EBIT) in € million	82		59	37.8%	34.7%
Operating income margin in %	21.7%		17.5%
Delivered EBIT in € million	80		58	38.1%	35.1%
Days sales outstanding (DSO)	97		104

Latin America
Revenue in € million	177		139	27.6%	17.4%
Operating income (EBIT) in € million	14		10	47.3%	43.3%
Operating income margin in %	8.1%		7.0%
Delivered EBIT in € million	14		10	47.0%	43.0%
Days sales outstanding (DSO)	134		148

Corporate
Revenue in € million	4		3	61.2%	61.1%
Operating income (EBIT) in € million	(85)		(92)	-7.4%	-8.2%
Delivered EBIT in € million	(85)		(92)	-7.5%	-8.3%

1 Incl. The VA agreement revenue per dialysis treatment was $371.

Balance sheet

	March 31	December 31
in € million, except net debt/EBITDA ratio	2017	2016
	(unaudited)	(audited)
Assets
Current assets	7,077	6,884
Goodwill and Intangible assets	13,738	13,759
Other non-current assets	4,965	4,861
Total assets	25,780	25,504

Liabilities and equity
Current liabilities	5,377	5,299
Long-term liabilities	9,105	9,154
Total equity	11,298	11,051
Total liabilities and equity	25,780	25,504

Equity/assets ratio	44%	43%

Debt
Short-term debt	697	572
Short-term debt from related parties	119	3
Current portion of long-term debt and capital lease obligations	715	724
Long-term debt and capital lease obligations, less current portion	6,739	6,833
Total debt	8,270	8,132
Cash	671	709
Total net debt	7,599	7,423

Net debt/EBITDA	2.3	2.3

Cash flow statement

	Three months ended March 31
in € million, unaudited	2017	2016
Operating activities
Net income	377	275
Depreciation / amortization	190	165
Change in working capital and other non-cash items	(397)	(277)
Net cash provided by operating activities	170	163
In percent of revenue	3.7%	4.2%

Investing activities
Purchases of property, plant and equipment	(197)	(227)
Proceeds from sale of property, plant and equipment	2	4
Capital expenditures, net	(195)	(223)

Free cash flow	(25)	(60)
In percent of revenue	-0.6%	-1.5%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(160)	(83)
Proceeds from divestitures	—	—
Acquisitions and investments, net of divestitures	(160)	(83)
Free cash flow after investing activities	(185)	(143)

Revenue development

in € million, unaudited	2017	2016	Change	Change at cc	Organic growth	Same market treatment growth[1]

Three months ended March 31
Total revenue	4,548	3,916	16.1%	12.4%	8.4%
Health Care Services	3,769	3,199	17.8%	13.8%	9.2%	3.0%
Health Care Products	779	717	8.5%	5.8%	4.9%

North America	3,375	2,862	17.9%	13.9%	9.5%
Health Care Services	3,165	2,671	18.5%	14.5%	9.8%	3.3%[2]
Thereof Care Coordination revenue	691	499	38.6%	33.9%	27.1%
Thereof Dialysis Care Services revenue	2,474	2,172	13.9%	10.1%	5.7%	3.3%[2]
Health Care Products	210	191	9.3%	5.6%	5.6%

EMEA	614	572	7.2%	6.4%	2.3%
Health Care Services	303	273	10.9%	9.2%	3.2%	3.9%
Health Care Products	311	299	3.8%	3.8%	1.5%
Thereof Dialysis Products	290	286	1.3%	1.3%	1.8%
Thereof Non-Dialysis Products	21	13	61.8%	61.8%	-5.9%

Asia-Pacific	378	340	11.1%	6.9%	6.2%
Health Care Services	169	153	10.8%	5.1%	3.6%	3.8%
Health Care Products	209	187	11.4%	8.4%	8.4%

Latin America	177	139	27.6%	17.4%	16.7%
Health Care Services	132	102	29.1%	21.6%	20.4%	2.5%
Health Care Products	45	37	23.3%	5.7%	6.7%

Corporate	4	3	61.2%	61.1%

1 same market treatment growth = organic growth less price effects

2 U.S. (excl. Mexico), same market treatment growth North America: 2.6%

Key metrics North America segment

	Three months ended March 31
unaudited	2017	2016	Change	Change at cc

Care Coordination
Revenue in € million	691	499	38.6%	33.9%
Operating income (EBIT) in € million	-1	11	-107.6%	-107.3%
Operating income margin in %	-0.1%	2.2%
Delivered EBIT in € million	-8	3	-342.9%	-334.7%

Dialysis
Revenue in € million	2,684	2,363	13.5%	9.7%
Operating income (EBIT) in € million	527	391	34.8%	30.4%
Operating income margin in %	19.6%	16.5%
Delivered EBIT in € million	467	339	38.0%	33.6%

Key metrics Care Coordination

	Three months ended March 31
unaudited	2017	2016	Change	Change at cc
North America
Member months under medical cost management1)	155,622	93,375	67%
Medical cost under management (in € million)1)	1,064	599	78%	72%
Care Coordination patient encounters1)	1,608,179	1,307,076	23%

1) The metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the BPCI and ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Key metrics Dialysis Care Services

	Three months ended March 31, 2017
unaudited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments
Total	3,654	6%	19	310,473	6%	11,744,442

North America	2,323	4%	11	190,480	4%	7,246,232

EMEA	722	10%	4	60,168	9%	2,271,334
Asia-Pacific	377	17%	3	29,639	11%	1,042,046
Latin America	232	2%	1	30,186	3%	1,184,830

Quality data

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q1 2017	Q4 2016	Q1 2017	Q4 2016	Q1 2017	Q4 2016	Q1 2017	Q4 2016

Clinical Performance
Single Pool Kt/v > 1.2	98	98	95	96	92	91	96	97
No catheter (> 90 days)	84	84	81	81	81	82	89	91
Hemoglobin = 10-12 g/dl	73	73	80	78	51	52	59	60
Hemoglobin = 10-13 g/dl	79	79	78	77	67	68	68	68
Albumin > 3.5 g/dl1)	78	78	87	86	90	91	87	89
Phosphate < 5.5 mg/dl	63	64	77	77	74	77	67	72
Calcium = 8.4-10.2 mg/dl	84	84	74	76	75	79	75	75
Hospitalization days	10.0	10.0	7.7	8.0	3.9	3.8	4.0	4.4

Demographics
Average age (in years)	63	63	64	64	59	59	62	65
Average time on dialysis (in years)	4.0	4.0	5.6	5.5	5.3	5.2	4.8	5.1
Average body weight (in kg)	83	83	73	73	68	68	61	61
Prevalence of diabetes (in%)	62	62	32	32	27	22	40	42

1) International standard BCR CRM470

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended March 31
in € million, unaudited	2017	2016
Delivered EBIT reconciliation
Total
Operating income (EBIT)	651	497
less noncontrolling interests	(69)	(62)
Delivered EBIT	582	435

North America
Operating income (EBIT)	526	402
less noncontrolling interests	(67)	(60)
Delivered EBIT	459	342

Care Coordination
Operating income (EBIT)	(1)	11
less noncontrolling interests	(7)	(8)
Delivered EBIT	(8)	3

Dialysis
Operating income (EBIT)	527	391
less noncontrolling interests	(60)	(52)
Delivered EBIT	467	339

EMEA
Operating income (EBIT)	114	118
less noncontrolling interests	(0)	(1)
Delivered EBIT	114	117

Asia-Pacific
Operating income (EBIT)	82	59
less noncontrolling interests	(2)	(1)
Delivered EBIT	80	58

Latin America
Operating income (EBIT)	14	10
less noncontrolling interests	—	—
Delivered EBIT	14	10

Corporate
Operating income (EBIT)	(85)	(92)
less noncontrolling interests	—	—
Delivered EBIT	(85)	(92)

Reconciliation of net cash provided by operating activities to EBITDA1)
Total EBITDA	841	662
Interest expense, net	(92)	(96)
Income tax expense	(182)	(126)
Change in working capital and other non-cash items	(397)	(277)
Net cash provided by operating activities	170	163

Annualized EBITDA2)
Operating income (EBIT)	2,558	2,173
Depreciation and amortization	733	656
Non-cash charges	74	51
Annualized EBITDA	3,365	2,880

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

2) EBITDA 2017 : including largest acquisitions.

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended March 31
in € million, unaudited	2017	2016

Operating performance excluding VA Agreement[1]
Revenue
Total
Revenue	4,548	3,916
VA Agreement	(100)
Revenue excluding VA Agreement	4,448	3,916

Health Care Sevices revenue	3,769	3,199
VA Agreement	(100)
Health Care Services revenue excluding VA Agreement	3,669	3,199

North America
Revenue	3,375	2,862
VA Agreement	(100)
Revenue excluding VA Agreement	3,275	2,862

Health Care Sevices revenue	3,165	2,671
VA Agreement	(100)
Health Care Services revenue excluding VA Agreement	3,065	2,671

Dialysis Care Services revenue	2,474	2,172
VA Agreement	(100)
Dialysis Care Services revenue excluding VA Agreement	2,374	2,172

Operating income (EBIT)
Total
Operating income (EBIT)	651	497
VA Agreement	(99)
Operating income (EBIT) excluding VA Agreement	552	497

North America
Operating income (EBIT)	526	402
VA Agreement	(99)
Operating income (EBIT) excluding VA Agreement	427	402

Net income[2]	308	213
VA Agreement	(59)
Net income excluding VA Agreement[2]	249	213

1 Agreement with the United States Departments of Veterans Affairs and Justice

2 attributable to shareholders of FMC AG & Co. KGaA

Remarks

cc = Constant Currency. Changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items include the impact of changes in foreign currency exchange rates. We use the non-IFRS financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the Constant Currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. This resulting percentage is a non-IFRS measure referring to a change as a percentage at Constant Currency.

We believe that the non-IFRS financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA or other items and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-IFRS revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items and changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from IFRS measures next to the growth rate derived from non-IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.